1. Name and Address of Reporting Person
   Crichton, David R.
   Standex International Corporation
   6 Manor Parkway
   Salem, NH 03079-
   USA
2. Issuer Name and Ticker or Trading Symbol
   Standex International Corp. (SXI)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   10/2001 R1
5. If Amendment, Date of Original (Month/Day/Year)
   10/10/2001
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President/Oper.
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       09/30/2001 J <F1>  V     117         A      $16.0225   33642.1955       D
Common Stock                       09/30/2001 T <F2>  V     146         A      $0.0000    146              I           ESOP

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Option   $18.85   10/01/2001 A      V  20000       10/01/2001 10/01/2008 Common  20000    $18.8500   20000    D
                                             <F3>                              Stock
Phantom Stock  $16.5375 09/17/2001 A <F4> V  2721        09/17/2001 09/17/2004 Common  2721     $16.5375   2721     D
 Units                                                                         Stock

Explanation of Responses:

<F1>
Represents acquisition of stock pursuant to the Company's Employee Stock Purchase Plan.
<F2>
This amount is based on the reporting person's interest in the Standex Retirement Savings Plan (fka the Employees' Stock Ownership Plan) as of the date of this report.
<F3>
Amended Form to reflect correct number of shares granted under stock option
<F4>
These shares were accrued pursuant to the Standex International Corporation 1998 Long Term Incentive Plan and are to be settled 100% in Common Stock of the Corporation three years from the transaction date.

SIGNATURE OF REPORTING PERSON
/s/ David R. Crichton

DATE
10/12/2001